Exhibit 12(c)

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31
	2007	2006	2005	2004	2003

FIXED CHARGES
Interest expense- PACCAR and subsidiaries (1)	$387.0	$303.6	$187.8	$134.3	$137.1
Portion of rentals deemed interest	17.5	17.4	18.0	14.4	12.9

TOTAL FIXED CHARGES	$404.5	$321.0	$205.8	$148.7	$150.0

EARNINGS
Income before taxes- PACCAR and Subsidiaries (2)	$1,764.3	$2,175.3	$1,773.6	$1,368.2	$805.5
FIXED CHARGES	404.5	321.0	205.8	148.7	150.0

EARNINGS AS DEFINED	$2,168.8	$2,496.3	$1,979.4	$1,516.9	$955.5

RATIO OF EARNINGS TO FIXED CHARGES	5.36x	7.78x	9.62x	10.20x	6.37x

(1)	Exclusive of interest paid to PACCAR.

(2)	Includes before-tax earnings of wholly-owned subsidiaries.